Exhibit 99.4
Unofficial English Translation

Ewenkeqi Beixue Dairy Co., Ltd.
(Transferor)

AND

Harbin Tengshun Technical Development Co., Ltd.
(Transferee)

_______________________________________________________

EQUITY TRANSFER AGREEMENT
___________________________________________________

 DATED February 5, 2010

THIS EQUITY TRANSFER AGREEMENT (this “Agreement”) is made on the    February 5, 2010,

BETWEEN

(1)	Shareholders of Ewenkeqi Beixue Dairy Co., Ltd.

WANG Yanbin is a Chinese resident. ID No. 232126197206290839.
Address: 380 Changjiang Road, Nangang District, Harbin City, China.
ZHANG Honghai is a Chinese resident. ID No. 152101197903162413.
Address: 1 Village 48, Xieertala Central Street, Hailaer District, Hulunbeier City, Inner Mongolia Autonomous Region, China.
(Hereinafter collectively called “Transferors”)

(2)
Harbin Tengshun Technical Development Co., Ltd is a company incorporated in and under the PRC laws and having its registered office at Rm. 3, 16F, Hongyang Building, No. 380 Changjiang Road, Nangang Jizhong District, Harbin Development Zone, China (Hereinafter called “Transferee”).

RECITALS

WHEREAS

1.
Ewenkeqi Beixue Dairy Co., Ltd. (hereinafter called “Ewenkeqi Beixue Dairy”) is a limited liability company duly established by the Transferors. Ewenkeqi Beixue Dairy was established on August 2, 2005. Its Business License Number is 152128000004681. Its registered address is Sumuwulanbaoligegazha, Hui River, Ewenkeqi, China. Its registered capital is RMB 500,000.

2.
The Transferors are the shareholders of Ewenkeqi Beixue Dairy and own 100% equities in Ewenkeqi Beixue Dairy, among which WANG Yanbin and Zhang Honghai hold 51% equities and 49% equities respectively (hereinafter called “Transfer Share”).

3.	The Transferors desire to transfer the Transfer Share to the Transferee on the terms and conditions set out in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, the Parties do hereby agree as follows:

Article 1 Share Transfer

1.1	Subject to the terms and conditions herein, the Transferors shall transfer its 100% equities in Ewenkeqi Beixue Dairy to the Transferee and the Transferee agrees to such transfer.

1.2	When transferring, all the rights, interest, certificates and proceeds arising from or in connection with Transfer Share shall be transferred to the Transferee concurrently.

Article 2 Transfer Price and Payment

2.1	Transfer Price: as one part of consideration for the Transfer Share hereunder, Transferee agrees to pay RMB 500,000 to Transferor.

2.2	As other part of consideration, Transferee agrees to transfer 800,000 shares of Common Stock in the parent company of Transferee to the parties designated by Transferor.

Article 3 Closing

3.1	The consummation of Share Transfer hereunder (hereinafter called “closing”) shall be subject to the following requirements:

（1）	The executive director of Ewenkeqi Beixue Dairy has adopted the resolution, approving Share Transfer hereunder and the amendment to the Articles of Association;

（2）	Ewenkeqi Beixue Dairy has completed the registration procedures for modification with respect to the Share Transfer hereunder and has obtained the new Business License.

3.2
At the closing, the Transferors shall deliver to the Transferee (1) the resolutions on the approval of the Share Transfer hereunder and the amendment to the Articles of Association made by the executive director of Ewenkeqi Beixue Dairy; (2) The Articles of Association after the amendment; (3) New Business License of Ewenkeqi Beixue Dairy.

3.3	After the Transferors deliver to the Transferee all the documents stipulated in Article 3 and the payment has been made, the Closing shall be deemed as consummation.

Article 4 Representations and Warranties of Transferors

4.1	Ewenkeqi Beixue Dairy is a company duly established according to the PRC laws and regulations and has obtained all the necessary approvals for the establishment.

4.12
The execution of this Agreement and the exercises of the rights and the performance of the obligations hereunder by the Transferors in accordance with the provisions of this Agreement does not and will not contravene:

1.	Any laws, rules and regulations applicable to or imposed upon the Transferors;

2.	Any document or contract to which the Transferors was a Party, or having binding effect on the Transferors or any of its assets;

3.	Any documents having legally binding effect on the Transferor which contains any undertakings with a binding effect on the Transferors, nor prejudice any lawful rights of any other third parties.

4.3	All the documents and materials provided by the Transferors shall be true, correct and complete. The Transferors shall be liable for all the legal liabilities arising from concealing and falsehood;

4.4
After the execution of this Agreement, the Transferors will, according to this Agreement, procure Ewenkeqi Beixue Dairy to amend its Articles of Association pursuant to its provisions stipulated in the Articles of Association.

4.5	After the execution of this Agreement, the Transferors will, according to this Agreement, procure Ewenkeqi Beixue Dairy to adopt the resolution on the approval of the Share Transfer herein.

Article 5 Representations and Warranties of the Transferee

5.1	The Transferee is a company duly established and validly existing under the PRC laws and regulations.

5.2
All consents, approvals and authorizations necessary for the execution of this Agreement have been duly and lawfully obtained. The performance and execution of this Agreement hereunder by the Transferees in accordance with the provisions of this Agreement does not and will not contravene any documents or contracts binding on the Transferee.

5.3	The Transferee will make the full payment hereunder on time according to the terms and conditions hereunder.

Article 6 Tax and Expenses

Each party shall be liable for its own expenses and costs arsing from or in connection with the Share Transfer hereunder, including but not limited to tax, legal, financial and auditing fees.

Article 7 Exhibit

All the exhibits hereto shall be an integrate part of this Agreement.

Article 8 Governing Law and Settlement of Disputes

8.1	This Agreement shall be governed by the laws of People’ Republic of China.

8.2
In the event of and dispute with respect to the construction and performance of this Agreement, the parties shall first negotiate to resolve the dispute. In the event the Parties fail to reach an agreement, the parties may submit the dispute to a competent People’ Court.

Article 9 Breach of Agreement

Any failure of the performance of all or any parts of this Agreement by any Party hereto, any false and omission of representations and warranties made by any Party hereto or any breach of representations and warranties hereunder shall constitute the breach of this Agreement. The defaulting party shall be liable for all the damages suffered by the non-defaulting party.

Article 10 Effectiveness

This Agreement is executed on the date blow and shall take effect as of such date.

Article 11 Amendments

11.1	The parties hereto may reach the supplement contracts upon the negotiation. The supplement contract shall have the same legal effect as this Agreement and shall be an integrate part of this Agreement.

11.2	No amendment of this Agreement shall occur unless the parties hereto agree to do so and the amendment shall be made in writing.

Article 12 Miscellaneous

The invalidity, illegality and unenforceability of any provision of this Agreement shall not affect the validity, legality or enforceability of any other provisions of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

Transferors：

/s/ WANG Yanbin
Signature（Seal）:
WANG Yanbin

/s/ ZHANG Honghai
Signature（Seal）
ZHANG Honghai

Transferee：
/s/ Harbin Tengshun Technical Development Co., Ltd.
（Seal）
Harbin Tengshun Technical Development Co., Ltd.
Legal Representative: WANG, Yanbin

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